UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

Commission File Number: 001-35289

Burcon NutraScience Corporation
(Translation of registrant’s name into English)

1946 West Broadway
Vancouver, British Columbia, Canada V6J 1Z2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[   ] Form 20-F  [ X ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

__________

The information contained in this report on Form 6-K is hereby incorporated by reference into the registrant’s registration statement on Form F-7, File No. 333-193839.

SUBMITTED HEREWITH

Exhibit:

99.1	Interim Financial Statements for the nine months ended December 31, 2013 & 2012
99.2	Management's Discussion and Analysis for the three and nine months ended December 31, 2013 & 2012
99.3	Certifications of Interim Filings dated February 13, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Burcon NutraScience Corporation

(Registrant)

Date:	February 13, 2014	By:	/s/ Dorothy K.T. Law
		Name:	Dorothy K.T. Law
		Title:	Senior Vice-President, Legal and
Corporate Secretary